Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copy of the disclosure letter that PLDT Inc. (the “Company”) filed on May 9, 2024 with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission in connection with the following matters:

(a)
Declaration of a cash dividend of P12,420,000.00 on all of the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock of the Company for the quarter ending June 15, 2024 and payable on June 15, 2024 to the holder of record as of May 24, 2024.

The cash dividend was declared out of the audited unrestricted retained earnings of the Company as at December 31, 2023, which are sufficient to cover the total amount of the dividend declared; and

(b)
Press release in connection with the Company’s financial results for the three (3) months ended March 31, 2024.

May 9, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C regarding the declaration of a cash dividend on all outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock of PLDT Inc.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
May 9, 2024

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on May 9, 2024, the Board declared a cash dividend of ₱12,420,000.00 on all of the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock of the Company for the quarter ending June 15, 2024 and payable on June 15, 2024 to the holder of record as of May 24, 2024.

The cash dividend was declared out of the audited unrestricted retained earnings of the Company as at December 31, 2023, which are sufficient to cover the total amount of the dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

May 9, 2024

May 9, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Gentlemen:

In compliance with PSE’s Revised Disclosure Rules, we submit herewith the press release of PLDT Inc. (the “Company”) in connection with the Company’s financial results for the three (3) months ended March 31, 2024.

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,387 As of April 30, 2024	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

5.
May 9, 2024

Date of Report (Date of earliest event reported)

6.
SEC Identification Number PW-55

7.
BIR Tax Identification No. 000-488-793

8.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

11.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 4 (Election or Appointment of Director or Officer)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on May 9, 2024, the Board approved the Company’s unaudited consolidated financial statements for the three (3) months ended March 31, 2024. A copy of the press release is attached herewith.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

May 9, 2024

PLDT pressrelease

CONSOLIDATED GROSS SERVICE REVENUES ROSE 5% TO ₱52.2 B IN 1Q24,
NET SERVICE REVENUES GREW 3% TO ₱48.7 B

EXCLUDING LEGACY REVENUES, NET SERVICE REVENUES UP BY 8%

CONSOLIDATED EBITDA 5% HIGHER AT ₱27.3 B

EBITDA MARGIN AT 52%

Q1 2024 TELCO CORE INCOME GREW BY 8% TO ₱9.3 B

REPORTED NET INCOME AT ₱9.8 B HIGHER BY 9%

DATA/BROADBAND NOW 83% OF SERVICE REVENUES, UP 5% TO ₱40.5 B

INDIVIDUAL WIRELESS REVENUES HIGHER BY 7% AT ₱21.1 B

MOBILE DATA REVENUES UP BY 11% AT ₱18.8 B

HOME REVENUES STABLE AT ₱15.0 B

FIBER-ONLY REVENUES ROSE 7% TO ₱13.7 B

ENTERPRISE REVENUES 3% HIGHER AT ₱12.1 B

CORPORATE DATA/ICT REVENUES UP BY 8% TO ₱8.6 B

2024 CAPEX GUIDANCE ₱75-78 B

Q1 2024 CAPEX AT ₱15.7 B

MAYA BANK: 3.4 M DEPOSITORS, ₱29 B IN DEPOSITS AS OF END-MARCH 2024

ABOUT 1.0 M BORROWERS, ₱34 B TOTAL LOANS DISBURSED

PLDT, SMART TOP TELCO AT ASIA-PACIFIC STEVIE AWARDS

SMART DELIVERS BEST 5G COVERAGE EXPERIENCE -OPENSIGNAL

PLDT SECURES ₱4.0-B GREEN LOAN FROM METROBANK

MANILA, Philippines 9th May 2024 – PLDT Inc. (PLDT) (PSE: TEL) (NYSE: PHI) today announced that its Gross Service Revenues grew by 5% or ₱2.5 billion to ₱52.2 billion, while Consolidated Service Revenues (net of interconnect costs) grew by 3% or ₱1.6 billion to ₱48.7 billion in the first quarter of 2024. Data and broadband, which grew by 5% or ₱2.0 billion to ₱40.5 billion, contributed 83% to Consolidated Service Revenues. Excluding the drag from legacy revenues, Consolidated Service Revenues were higher by 8%.

“We continue to squeeze growth out of an industry that seems bound by gravity. That said, our first quarter results are encouraging. We are determined to break past this gravitational hold,” said Manuel V Pangilinan, PLDT and Smart Chairman and CEO.

Consolidated EBITDA grew by 5%, or ₱1.3 billion, year-on-year to a record ₱27.3 billion in the first three months of 2024, as a result of higher revenues. EBITDA margin was at 52% for the period.

Telco Core Income, excluding the impact of asset sales and Maya Innovations Holdings, reached ₱9.3 billion, up 8% or ₱0.7 billion from the same period last year, mainly due to higher EBITDA partly negated by the increase in financing costs and tax provisions.

Reported Income was at ₱9.8 billion in the first quarter of 2024, up by 9% year-on-year.

Consolidated Net Debt as of end-March 2024 amounted to ₱242.2 billion, while Net Debt-to-EBITDA stood at 2.29x. Gross Debt stood at ₱257.0 billion, with maturities well spread out. 15% of Gross Debt is denominated in U.S. dollars and 5% is unhedged. PLDT credit ratings from Moody’s and S&P Global remained at investment grade.

PLDT is among the global organizations recognized at the prestigious World Procurement Awards 2024, for having achieved procurement excellence. The only Philippine company shortlisted, PLDT was nominated under the Ivalua Procurement Excellence Award category, which recognizes organizations and teams that have successfully delivered tangible and quantifiable results through advanced approaches to spend management. PLDT and Smart also emerged as the top Philippine telco among local companies recognized at the 11th annual Asia-Pacific Stevie® Awards. The group copped a total of 12 Stevies®—three golds, six silvers, and three bronze awards, for innovation in the areas of content marketing, corporate social responsibility, customer service, diversity and inclusion, multi- and social media, product development, and special events.

Individual Wireless: Strong Quarter Driven by Data Monetization

PLDT’s Individual Wireless segment started the year strong, posting revenues of ₱21.1 billion in the first quarter, higher year-on-year by 7% or by ₱1.3 billion.

Mobile data revenues, which now account for 89% of total Individual Wireless revenues, grew by 11% to ₱18.8 billion resulting from improved data monetization, with blended ARPU higher by 21% vis-a-vis the 10% rise in average usage.

Active data users grew to 39.4 million, with average data usage per subscriber higher at 11.6 GB, higher than 10.6 GB in previous year. Mobile data traffic increased by 9% year-on-year to 1,304 Petabytes.

Among initiatives to accelerate revenue growth momentum were long validity offers, Power All and upselling efforts. The segment was also able to grow 5G adoption through exclusive 5G offers and 5G device migration offers for both Prepaid and Postpaid customers. Lastly, Smart’s eSIM upgrade campaign drove subscriber retention.

As of the end of March 2024, Smart had registered 59 million mobile subscribers.

Supporting this level of performance is Smart's mobile network, which was recently recognized for delivering the Philippines' Best 5G Coverage Experience, according to the latest report by independent analytics firm Opensignal covering the period Jan. 1 to Mar. 30, 2024.

Home: Fiber Revenues Sustained

PLDT Home’s fiber-only service revenues continued to grow registering a 7% or ₱0.9 billion increase to ₱13.7 billion in the first quarter of 2024. Fiber-only revenues accounted for 92% of total Home revenues of ₱15.0 billion.

Total fiber subscribers as of end-March 2024 stood at 3.2 million. Fiber coverage has expanded to 19,300 barangays, with fiber presence at 70%.

An increased focus on quality of service continues to help reduce the fiber churn rate, which was at 1.82% as of end-March. PLDT also continues to leverage on both its fiber and fixed wireless technologies to serve different market segments, re-accelerating the expansion of its fiber-to-the-home (FTTH) footprint and deploying next-generation fiber technology to offer Gigabit fiber and an industry-first Always-On Broadband service.

Enterprise: Corporate Data and ICT propel growth

PLDT Enterprise, the B2B division of the PLDT Group, showcased robust performance in the first quarter of 2024, with net service revenues reaching ₱12.1 billion. This growth was fueled by strong momentum in corporate data and ICT.

ICT revenues rose 13% year-on-year underpinned by growth in Cloud Services, Managed Services, and Cybersecurity Solutions.

ePLDT, the ICT subsidiary of the PLDT group, established VITRO Inc., the data center arm of the PLDT Group, to ensure a deliberate focus on digital infrastructure build and to further accelerate the growth of its data center business which ended the quarter strong with over 5,600 data center racks and an occupancy rate in excess of 70%.

The construction of VITRO Sta. Rosa (VSR), its largest and most advanced facility to date, remains on track to go live in July, activating an initial 10MW of IT power. With its aggressive data center builds, VITRO is poised to double its facility capacity to 99.5MW once VSR is fully operational.

Moreover, PLDT Global also spearheads the group's international sales and go-to-market programs for enterprise connectivity, messaging, and data center solutions. It targets and expands key industry segments such as Hyperscalers, Content Network Delivery Aggregators, Global Enterprises, Carriers, and Service Providers.

Network: Extensive Network Reach

The PLDT Group’s fiber footprint remains unparalleled and the most extensive in the Philippines. Homes passed reached almost 18.0 million in 70% of the country’s towns and 91% of provinces.

Smart’s combined 5G/4G network covers around 97% of the population.

On April 30, 2024, PLDT completed its investment in Radius Telecoms, Inc. (“Radius”) by subscribing to 2,491,516 shares of common stock of Radius, which represents 34.9% equity interest in Radius – a company that operates an end-to-end full fiber optic network covering more than 5,000 kms in the Mega Manila and nearby provinces, as well as Clark and Cebu. This investment is a strategic move to fortify PLDT’s market position and increase its market share through a harmonious integration of solution capabilities and market coverage by capitalizing on Radius’ 100% fiber facilities.

Capex for the first quarter of 2024 amounted to ₱15.7 billion. Capex intensity ratio (capex as a percentage of revenues) was at 30%, versus 39% last year. Capex for 2024 is expected to be ₱75-78 billion, in line with the company’s push to reduce its capex headline number and lower its capex intensity. The capex guidance already includes fresh capex for the year, as well as deliveries of prior year commitments.

Maya Boosts Lending Across Unbanked and Underserved Markets

For 2024, Maya is accelerating the rollout of its lending services to better serve the unbanked and underbanked and further cement its position as the #1 Digital Bank in the Philippines. Since its launch, it had disbursed ₱34 billion in loans to close to a million borrowers as of end-March 2024. Notably, Maya research shows that 59% of its borrowers have Maya as their first and only bank to avail of credit, highlighting digital banking as the simplest route for the unbanked and underbanked.

Maya continues to solidify its status as the Philippines’ payment backbone by enabling thousands of large, small, and micro businesses to accept digital payments. Maya processed 45% of the total volume and 50% of the total value of merchant payments via the national QR Ph standards in Q1 2024. Maya has now started offering banking services to businesses, allowing merchants to open their business deposit accounts digitally and offering uncollateralized working capital loans up to ₱2 million.

To further drive financial inclusion in the Philippines, Maya has lined up loan channeling partnerships with other lending companies, starting with global fintech firm Tala. Additionally, Maya is optimizing its extensive merchant payments network, offering tailored solutions like Maya Easy Credit for PLDT Home subscribers since March 2024 and Maya Personal Loan for mobile device financing for Smart customers since April 2024.

Key to acquiring new customers and deepening user loyalty is Maya’s pioneering high-engagement banking, offering up to 14% interest on savings accounts for users actively using Maya for daily payment transactions. Combined with the strong uptake of its Personal Goals and the new Time Deposit Plus products, Maya has increased its depositor base by 95% year-on-year to 3.4 million and deposit balances by 40% to ₱29 billion year-on-year as of end-March 2024. As of December 2023, Maya accounted for 51% of the depositor base of the digital banking industry, maintaining its ranking as the #1 Digital Bank by the Bangko Sentral ng Pilipinas.

Sustainability

PLDT has successfully secured a ₱4.0 billion Green Loan from the Metropolitan Bank & Trust Company (Metrobank). This is PLDT’s first green loan secured from a local financial institution. Similar to PLDT’s initial ₱1.0 billion green loan from HSBC Philippines last March, the loan proceeds are earmarked for the nationwide expansion of PLDT’s fiber footprint which will not only narrow the country’s digital divide, but also ensure a fast and reliable internet experience facilitated by an energy-efficient network.

To reduce energy consumption and GHG emissions, Smart has also deployed in all its wireless radio sites an innovative 'green radio' network solution, which has also enabled the company to save on cost. The AI-powered solution enables remote and automatic adjustments to capacity and power usage depending on load conditions, which enables the company to consolidate and conserve radio resources. From implementing this green network innovation, Smart has reduced over the last twelve months power consumption by around 10,900MWH, equivalent to greenhouse gas emissions from more than 1,690 gasoline-powered vehicles driven for a year, or carbon dioxide emissions from electricity consumption of 920 homes for a year. Smart continues its deliberate drive for higher energy usage savings with the adoption of predictive and machine-learning capabilities on its mobile network starting this year.

PLDT and Smart are also scaling up their initiatives on waste management and circularity by teaming up with the SM Group. Under this partnership and through the SM Electronic Waste Collection Program, PLDT and Smart will be deploying e-waste collection bins in 85 SM malls nationwide to encourage Filipinos to recycle their e-waste and contribute to the fight against climate change. The e-waste collected will be transported for proper treatment and disposal.

The PLDT Group is collaborating with Huawei Technologies Phils. Inc., the Department of Environment and Natural Resources (DENR) and the Department of Information and Communications Technology (DICT) to deploy the technology of US-based non-profit organization Rainforest Connection (RFCx). Under the partnership, which aims to strengthen local forest conservation efforts and enhance enforcement of environmental laws, bioacoustics monitoring devices called RFCx “Guardians” deployed to the protected forest areas of Taytay, Palawan to help combat illegal logging and deforestation.

PLDT and Smart have also added new international certifications, boosting the Group's industry leadership in Business Continuity Management System (ISO 22301:2019) and Quality Management System (ISO 9001:2015), reinforcing PLDT Group’s commitment to embed sustainability in the business and elevate customer experience through enhancing operational excellence, and ensuring continuous improvement in practices in the face of disruptions.

PLDT and Smart also continue to pursue strategic partnerships with like-minded institutions to promote inclusive technology in the areas of digital wellness, disaster resilience, education, inclusion and livelihood.

For their whole-of-nation approach to online child protection, PLDT and Smart were recognized at the inaugural Project Safety for Children and their Rights OnLine (SCROL) Summit organized by Terre des Hommes Netherlands (TdH NL) in Bangkok. Addressing the need to drive digital inclusion among Filipinos, PLDT and Smart also successfully concluded the pilot run of the Inclusion, Diversity, Equity, Advocacy through Technology (IDEATe) program for livelihood. for women, providing them with training and desktop computers to help their digitally upskilling and aid their search for remote tech jobs. The Group also expanded its partnership under the Digital Farmers Program with the Department of Agriculture - Agricultural Training Institute (DA-ATI) to launch FarmTech, a tech-driven farmers training kit designed to empower and equip farmer groups and agri-coops in their digital literacy training programs for their farmer members even those in remote areas.

Outlook

“In 2024, we expect our Consolidated Service Revenues and EBITDA to grow in the mid-single digit range, driven by robust increases in data and broadband revenue streams of the various business segments and supported by top-line growth and tight cost management. Our guidance for our Telco Core Income is north of ₱35.0 billion,” Pangilinan said.

"While we recognize the realities of market saturation and higher capital expenditures as factors in slowing growth, we do not accept them as excuses for PLDT and Smart to stop delivering value to our stakeholders. Only an obsession with growth will get us to escape velocity. When we see the 7% average total shareholder return (TSR) for telcos, our goal shouldn’t be to exceed it—our goal should be to set a new benchmark, one that challenges the lofty returns of the best tech companies," Pangilinan added.

In a recent strategic update, DigiCo was identified as a possible catalyst for an exciting new era of growth within the MVP Group. Building upon our commitment to innovation, we have successfully demonstrated the early potential of our platform through a series of data sandbox initiatives. By harnessing the power of artificial intelligence and machine learning, we have tapped into the vast reservoirs of customer data from Smart, PLDT, and Meralco, generating heightened customer insights and setting the stage for a radical change in customer acquisition and engagement strategies. Looking ahead, Digico is set to build on these early achievements, driving the MVP Group's companies forward to achieve their loftiest business goals while enhancing our service to our shared customers.

X X X

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at March 31, 2024 and December 31, 2023

(in million pesos)

	March 31, 2024	December 31, 2023
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment	296,691	287,103
Right-of-use assets	34,753	32,717
Investments in associates and joint ventures	49,889	50,308
Financial assets at fair value through profit or loss	639	578
Debt instruments at amortized cost – net of current portion	395	395
Investment properties	1,315	1,315
Goodwill and intangible assets	64,301	64,335
Deferred income tax assets – net	16,323	18,172
Derivative financial assets – net of current portion	124	96
Prepayments and other nonfinancial assets – net of current portion	82,607	80,365
Contract assets – net of current portion	488	531
Other financial assets – net of current portion	3,398	3,481
Total Noncurrent Assets	550,923	539,396
Current Assets
Cash and cash equivalents	14,057	16,177
Short-term investments	376	391
Trade and other receivables	28,131	26,086
Inventories and supplies	2,367	3,340
Current portion of contract assets	1,408	1,387
Current portion of derivative financial assets	110	—
Current portion of debt instruments at amortized cost	—	200
Current portion of prepayments and other nonfinancial assets	15,998	13,215
Current portion of other financial assets	318	320
	62,765	61,116
Assets classified as held-for-sale	8,097	9,007
Total Current Assets	70,862	70,123
TOTAL ASSETS	621,785	609,519

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Capital in excess of par value	130,312	130,312
Retained earnings	21,891	22,020
Other comprehensive loss	(42,274)	(42,212)
Total Equity Attributable to Equity Holders of PLDT	105,027	105,218
Noncontrolling interests	1,213	5,168
TOTAL EQUITY	106,240	110,386

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at March 31, 2024 and December 31, 2023

(in million pesos)

	March 31, 2024	December 31, 2023
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	244,031	243,152
Lease liabilities – net of current portion	43,152	41,625
Deferred income tax liabilities – net	175	165
Derivative financial liabilities – net of current portion	—	12
Customers’ deposits	2,243	2,238
Pension and other employee benefits	5,936	5,661
Deferred credits and other noncurrent liabilities	9,549	9,607
Total Noncurrent Liabilities	305,086	302,460
Current Liabilities
Accounts payable	84,655	81,014
Accrued expenses and other current liabilities	88,778	88,750
Current portion of interest-bearing financial liabilities	10,908	11,646
Current portion of lease liabilities	6,389	5,921
Dividends payable	11,918	1,912
Current portion of derivative financial liabilities	42	1,021
Income tax payable	6,015	4,630
	208,705	194,894
Liabilities associated with assets classified as held-for-sale	1,754	1,779
Total Current Liabilities	210,459	196,673
TOTAL LIABILITIES	515,545	499,133
	621,785	609,519

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Three Months Ended March 31, 2024 and 2023

(in million pesos, except earnings per common share amounts which are in pesos)

	For the Three Months Ended
	March 31,
	2024	2023
	(Unaudited)
CONTINUING OPERATIONS
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues	52,195	49,726
Non-service revenues	2,029	2,636
	54,224	52,362
EXPENSES
Selling, general and administrative expenses	19,276	20,251
Depreciation and amortization	11,642	11,679
Cost of sales and services	3,253	4,047
Asset impairment	959	1,102
Interconnection costs	3,491	2,619
	38,621	39,698
	15,603	12,664

OTHER EXPENSES – NET	(2,411)	(442)

INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS	13,192	12,222

PROVISION FOR INCOME TAX	3,299	3,148
NET INCOME FROM CONTINUING OPERATIONS	9,893	9,074

NET LOSS FROM DISCONTINUED OPERATIONS	—	(25)
NET INCOME	9,893	9,049
ATTRIBUTABLE TO:
Equity holders of PLDT	9,824	9,015
Noncontrolling interests	69	34
	9,893	9,049
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	45.40	41.66
Diluted	45.40	41.66
Earnings Per Share from Continuing Operations Attributable to Common Equity Holders of PLDT
Basic	45.40	41.77
Diluted	45.40	41.77

	PLDT Consolidated
	First Quarter
(Php in mn)	2024	2023	% Change

Total revenues	54,224	52,362	4%

Service revenues (a)	52,195	49,726	5%

Expenses (b)	38,621	39,698	(3%)

EBITDA (c)	27,315	26,021	5%
EBITDA Margin	52%	52%

Income before Income Tax	13,192	12,222	8%

Provision for Income Tax	3,299	3,148	5%

Net Income - Attributable to Equity Holders of PLDT	9,824	9,040	9%

Telco Core Income (d)	9,320	8,640	8%

(a) Service Revenues, gross of interconnection costs
Service Revenues, gross of interconnection costs	52,195	49,726	5%
Interconnection costs	3,491	2,619	33%
Service Revenues, net of interconnection costs	48,704	47,107	3%

(b) Expenses includes Interconnection Costs and MRP expenses
(c) EBITDA excluding the impact of MRP
(d) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, MRP and share in Maya Innovations Holdings losses

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Melissa V. Vergel de Dios	Cathy Y. Yang
pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting www.pldt.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Mark David P. Martinez
Name	:	Mark David P. Martinez
Title	:	Assistant Corporate Secretary

Date: May 9, 2024